Exhibit 99.1

MCEWEN MINING: US GOLD AND MINERA ANDES BUSINESS COMBINATION COMPLETED

TORONTO, ONTARIO (January 24, 2012) – McEwen Mining Inc. (“McEwen Mining”) is pleased to announce that the previously announced business combination (the "Combination"), pursuant to which US Gold Corporation acquired Minera Andes Inc. and was renamed McEwen Mining, has been successfully completed and closed today.  The Combination was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta), which was approved by the shareholders of both US Gold and Minera Andes on January 19, 2012 and the Court of Queen's Bench of Alberta on January 20, 2012.

Shares of McEwen Mining will commence trading on the NYSE and the TSX, subject to final exchange approvals, under the symbol "MUX" on Friday January 27, 2012.  Holders of Minera Andes shares will receive 0.45 of an exchangeable share of McEwen Mining – Minera Andes Acquisition Corp. for each one (1) Minera Andes share held. These exchangeable shares of McEwen Mining - Minera Andes Acquisition Corp., will also start trading on the TSX on January 27, 2012 under the symbol "MAQ".  The exchangeable shares of McEwen Mining – Minera Andes Acquisition Corp. are convertible on a one-for-one basis at any time into shares of McEwen Mining. McEwen Mining will have an aggregate of 267,084,203 shares of common stock outstanding and issuable upon the exchange of exchangeable shares.

Minera Andes (TSX: MAI) and US Gold (NYSE/TSX: UXG) will continue trading in the ordinary course on January 25 and 26, following which Minera Andes will delist from the TSX and OTC and US Gold will continue to trade as McEwen Mining.

If you are a US Gold shareholder or hold your Minera Andes shares through a broker or other intermediary, no action is required by you. If you hold your Minera Andes shares in certificate form, you will need to follow the process set out in the letter of transmittal provided to you along with the management information circular of Minera Andes, dated December 13, 2011.  You may also download a copy of the letter of transmittal from www.mcewenmining.com.

McEwen Mining will be led by Rob McEwen (Chairman, President and CEO) along with a team of directors consisting of Dr. Leanne Baker, Michele Ashby (formerly directors of US Gold), and Michael Stein, Richard Brissenden, Allen Ambrose and Dr. Donald Quick (formerly directors of Minera Andes). Management will also consist of Perry Ing (Chief Financial Officer), William Faust (Chief Operating Officer), Ian J. Ball (Senior Vice President), Stefan Spears (Vice President, Projects) and Nils Engelstad (Vice President, Corporate Affairs and Secretary).

The Board of directors of McEwen Mining wishes to formally acknowledge the work and efforts of our friends Peter Bojtos, Declan Costelloe, Victor Lazarovici, Allan Marter and Jim Duff for their contributions to making McEwen Mining possible.

ABOUT MCEWEN MINING (www.mcewenmining.com)

The objective of McEwen Mining is to qualify for inclusion in the S&P 500 by 2015 by creating a high growth, low-cost, mid-tier silver producer focused in the Americas. McEwen Mining’s principal assets consist of the following:

•	Production: a 49% interest in Minera Santa Cruz SA, owner of the San José Silver-Gold Mine that is located near Goldcorp's Cerro Negro project in Argentina.
•	Development: The El Gallo Complex in Sinaloa, Mexico (first phase of production expected Q2 2012) and the Gold Bar Project in Nevada; as well as the Los Azules Copper Deposit in San Juan, Argentina.
•	Exploration: The Company has a large portfolio of exploration properties in Santa Cruz province Argentina,

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surrounding the San José Mine and Goldcorp’s Cerro Negro project in addition to significant land packages in Nevada adjoining Barrick’s Cortez mine and surrounding our El Gallo Complex in Mexico.

Rob McEwen, Chairman and CEO, owns 25% of the outstanding shares of McEwen Mining, which has US$80 million in cash (including silver/gold bullion) and no bank debt (as at December 31, 2011).

Forward Looking and Cautionary Statements

This press release contains certain forward-looking statements and information, including "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements and information expressed, as at the date of this press release, McEwen Mining Inc.’s (the “Company”) estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, and there can be no assurance that such statements and information will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements and information. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements and information include, but are not limited to, risks related to business integration as a result of the business combination between US Gold and Minera Andes, factors associated with fluctuations in the market price of precious metals, mining industry risks, political, economic, social and security risks associated with foreign operations, risks related to litigation including specifically but not limited to ongoing litigation with respect to the Los Azules property which if resolved adversely to the Company, would materially affect the Company’s ability to develop the Los Azules project, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks. Readers should not place undue reliance on forward-looking statements or information included herein, which speak only as of the date hereof.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. On January 24, 2012, US Gold Corporation and Minera Andes Inc. completed a business combination wherein US Gold acquired Minera Andes and was renamed McEwen Mining Inc. See US Gold's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and other filings with the Securities and Exchange Commission, under the caption "Risk Factors"; and, Minera Andes' Annual Information Form, filed on SEDAR (www.sedar.com), and its Form 40F, available on EDGAR (www.sec.gov),for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information regarding the Company. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management of McEwen Mining.

For further information contact:
Jenya Meshcheryakova Investor Relations Tel: (647) 258-0395 Toll Free: (866) 441-0690 Fax: (647) 258-0408	Mailing Address 181 Bay Street Suite 4750 Toronto, ON M5J 2T3 PO box 792 E-mail: info@mcewenmining.com

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